Exhibit 21.1

Subsidiaries of Pzena Investment Management, Inc.

Subsidiary	Jurisdiction of Organization

Pzena Investment Management, LLC	Delaware

Pzena Alternative Investments, LLC	Delaware
Pzena Investment Funds	Massachusetts
Pzena Investment Management International, LLC	Delaware